Exhibit 7.a

               AGREEMENT AND PLAN OF REORGANIZATION BY AND AMONG
                   STRUTHERS INDUSTRIES, INC., WINCOM CORP.
                                AND WINCO CORP.

      This Agreement and Plan of Reorganization ("Agreement") is entered into this 5th of September 1996, by and among STRUTHERS INDUSTRIES, INC., a Delaware corporation (hereinafter referred to as "Buyer"), WINCOM CORP., a Delaware corporation (hereinafter referred to as "WINCOM"), and WINCO CORP., a Delawa re corporation, (hereinafter referred to as "Seller"), being the sole record common shareholder of WINCOM.

WHEREAS, as a result of changed business circumstances since the Agreement and Plan of Merger was executed by WINCOM and Buyer on June 14, 1996, the parties hereto have determined that it would be in the best interests of their companies and respective stockholders to enter into this Agreement, which replaces and supersedes such Agreement and Plan of Merger, and to withdraw from consideration and review by the SEC the Preliminary Proxy Statement filed by Buyer with the SEC on June 14, 1996, which reflected the proposed merger between WINCOM and Buyer; and

WHEREAS, it is necessary to close the transactions contemplated in this Agreement by September 5, 1996, due to the probable adverse financial and other consequences to Buyer, arising out of the settlement agreement with the claimants in two class action lawsuits filed against Buyer, which consequences will likely occur if the Agreement does not close by that date; and

WHEREAS, the parties acknowledge that to accomplish the reorganization contemplated in this Agreement, following all requisite legal compliance and governmental approvals, two of the members of the Board of Directors of Buyer will be replaced with representatives of WINCO and that the Certificate of Incorporation of Buyer will need to be amended to effect the transactions contemplated in this Agreement; and

WHEREAS, Seller is the owner of record of Seventy-Four Million Thirty-One Thousand Nine Hundred Ninety-Two (74,031,992) shares of the issued and outstanding shares of common stock of WINCOM, representing one hundred percent (100%) of the issued and outstanding shares of common stock of WINCOM (the "Common Shares"); and

WHEREAS, Seller desires to sell all of the Common Shares to Buyer, and Buyer desires to purchase the Common Shares, upon the terms and conditions set forth herein; and

WHEREAS, the parties intend that the exchange of Common Shares for shares of Buyer's common stock, as contemplated herein, qualify as a tax free transaction under Section 351 of the Internal Revenue Code;

WHEREAS, following the issuance of all shares of common stock of Buyer to Seller contemplated in this Agreement, Buyer will make a tax free exchange offer for all outstanding preferred shares of WINCOM, with the purchase price and type of securities to be offered to be determined by Buyer at a later date.

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                      I.

                        SALE AND PURCHASE OF THE SHARES

      1. Sale and Purchase. Subject to the terms and conditions hereof, at the Closing (as defined in paragraph 1.2 below), Seller agrees to sell, assign, transfer, convey and deliver to Buyer, and Buyer agrees to purchase from Seller, the Common Shares.

      2. Closing. The purchase shall be consummated at a closing ("Closing") to take place at 11:00 o'clock a.m., at the offices of Buyer on or about September 5, 1996 ("Closing Date").

      3. Purchase Price. The purchase price ("Purchase Price") for the Shares shall be One Hundred Thirty-Eight Million Four Hundred Eighty Thousand Eight Hundred Fifty-Six (138,480,856) shares of common stock of Buyer (prior to the .425 for one reverse split to be effected by Buyer upon the filing of its Restated Certificate of Incorporation) delivered as follows:

            (a) At the Closing, Buyer shall issue to Seller Thirteen Million (13,000,000) shares of Buyer's common stock (pre-reverse split) which upon issuance will represent approximately the remaining authorized, but unissued shares of common stock available for issuance by Buyer; and

            (b) At the Closing, Seller shall deliver to Buyer a proxy in the form as attached hereto as Exhibit "A" authorizing G. David Gordon, Acting President of Buyer to vote Seller's shares of common stock of Buyer in favor of the proposed amendment to Buyer's Certificate of Incorporation necessitated by this transaction.

            (c) One day after Buyer receives its Restated Certificate of Incorporation from the Secretary of State of the State of Delaware, which will, among other actions, increase Buyer's authorized shares of common stock (post-reverse split) to Ninety Eight Million (98,000,000), Buyer shall deliver to Seller the remaining One Hundred Twenty-Five Million Four Hundred Ninety Thousand Eight Hundred Fifty-Six (125,490,856) shares (pre-reverse split) of common stock (or Fifty Three Million Three Hundred Thirty Three Thousand Six Hundred Thirteen (53,333,613) shares (post-reverse split)) in two certificates in the respective amounts of Forty Seven Million One Hundred Sixty Two Thousand Eight Hundred Thirty (47,162,830) shares (post-reverse split) and Six Million One Hundred Seventy Thousand Seven Hundred Eighty-Three (6,170,783) shares (post-reverse split). If for any reason whatsoever, the present Board of Directors of Buyer has not been replaced by representatives of Seller by March 30, 1997, Buyer shall deliver the equivalent of the remaining One Hundred Twenty-Five Million Four Hundred Ninety Thousand Eight Hundred Fifty-Six (125,490,856) shares (pre-reverse split) of common stock to Seller no later than March 31, 1997, in a manner that preserves the tax-free nature of the transaction contemplated by this Agreement.

      1.4 Additional Agreements. At the Closing, the indicated parties shall execute and deliver the following additional agreements in substantially the form attached hereto:

      (a) Letters of resignation from two of the three present members of the Board of Directors of Buyer and from G. David Gordon as Acting President and Secretary of Buyer, copies of which are attached hereto as Exhibit "A-1". The remaining member of the Board of Directors of Buyer,
      G. David Gordon, shall appoint as their successors two representatives of Seller to the Board of Directors of Buyer, in accordance with the Bylaws of Buyer. Such letters shall be effective only in compliance with applicable securities laws and regulations of the Securities and Exchange Commission.

      (b) Stock certificates representing all of the Common Shares, duly endorsed to Buyer and in blank or assignments separate from the certificates, transferring the Common Shares from Seller to Buyer, copies of which are attached hereto as Exhibit "B".

      1.5 Appraisal Rights. Although not required under Delaware law, after Closing, at the time of its Annual Meeting of Shareholders, in the exercise of an abundance of good faith, Buyer will provide appraisal rights comparable to
Section 262 of the Delaware General Corporation Law to its shareholders as if WINCOM were being merged with and into Buyer. Although the shareholders of Buyer of record as of the execution of this Agreement will not be required to vote upon this Agreement, they will be given the opportunity at the first Annual Meeting following the execution of this Agreement to elect to have the value of their common stock appraised and to receive a cash payment equal to the appraised value of each share of common stock of Buyer. The procedures for electing such appraisal rights shall be contained in a document to be prepared and provided to shareholders of Buyer after the Closing and before the Annual Meeting.

      1.6 Basic Agreements and Transactions Defined. This Agreement and other agreements listed in paragraph 1.4, are sometimes referred to as the "Basic Agreements". The transactions contemplated by the Basic Agreements are sometimes referred to as the "Transactions".


                                      II.

                        REPRESENTATIONS AND WARRANTIES

      2.1 Representations and Warranties of WINCOM. WINCOM represents and warrants to Buyer, to the best of its knowledge and belief, as follows:

            (a) Organization. WINCOM is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. WINCOM has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business. WINCOM is duly qualified and in good standing as a foreign corporation in each jurisdiction where its ownership of property or operation of its business requires qualification, except where the failure to be qualified would not have a material adverse effect on WINCOM.

            (b) Capital Structure. The authorized capital stock of WINCOM consists of Seventy-Five Million (75,000,000) shares of common stock, $.001 par value (the "WINCOM Common Stock") and Ten Million Seven Hundred (10,700,000) shares of preferred stock, $.001 par value (the "WINCOM Preferred Stock"), of which (i) Nine Hundred Thousand (900,000) shares are designated Series "A" Cumulative Convertible Preferred Stock (the "WINCOM Series A Preferred Stock"); (ii) One Million Two Hundred Thousand (1,200,000) shares are designated Series "B" Cumulative Convertible Preferred Stock (the "WINCOM Series B Preferred Stock");
      (iii) Six Million (6,000,000) shares are designated Series "C" Cumulative Convertible Preferred Stock (the "WINCOM Series C Preferred Stock"); and (iv) Two Million Three Hundred Eighty Thousand Nine Hundred Fifty-Two (2,380,952) shares are designated Series "D" Convertible Cumulative Preferred Stock (the "WINCOM Series D Preferred Stock"). At the close of business on May 31, 1996, Seventy-Four Million Thirty-Five Thousand Nine Hundred Ninety-Two (74,035,992) shares of WINCOM Common Stock, Nine Hundred Thousand (900,000) shares of WINCOM Series A Preferred Stock, One Million Two Hundred Thousand (1,200,000) shares of WINCOM Series B Preferred Stock, Six Million (6,000,000) shares of WINCOM Series C Preferred Stock and no shares of WINCOM Series D Preferred Stock were issued and outstanding. All shares of WINCOM Preferred Stock enjoy preferences over WINCOM's with respect to liquidation of assets of WINCOM. Except as set forth above and except for commitments by WINCOM to issue up to Two Million Three Hundred Eighty Thousand Nine Hundred Fifty-Two (2,380,952) shares of WINCOM Series D Preferred Stock, at the close of business on May 31, 1996 no shares of capital stock or other voting securities of WINCOM were issued, reserved for issuance or outstanding. All outstanding shares of capital stock of WINCOM were, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of WINCOM having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of WINCOM may vote. Except as set forth above, as of the date of execution of this Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which WINCOM is a party or by which WINCOM is bound or obligated, to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of WINCOM thereby obligating WINCOM to either issue, deliver or sell, or cause to be issued, delivered, or sold such security, option, warrant, call or right. Except as set forth on Exhibit "C", there are no outstanding contractual obligations of WINCOM to repurchase, redeem or otherwise acquire any shares of its capital stock.

            (c) Authority. WINCOM has full power and lawful authority to execute and deliver the Basic Agreements and to consummate and perform the Transactions contemplated thereby. The Basic Agreements constitute (or shall, upon execution, constitute) valid and legally binding obligations upon WINCOM, enforceable in accordance with their terms. Neither the execution and delivery of the Basic Agreements by WINCOM, nor the consummation and performance of the Transactions contemplated thereby, conflicts with, requires the consent, waiver or approval of, results in a breach of or default under, or gives to others any interest or right of termination, cancellation or acceleration in or with respect to, any material agreement by which WINCOM is a party or by which WINCOM or any of its material properties or assets are bound or affected.

            (d) Company Financial Statements. WINCOM's Financial Statements as of March 31, 1996 reflecting total assets of approximately One Hundred Twenty-Four Million Six Hundred Fifty-Two Thousand Five Hundred Sixty-Three Dollars ($124,652,563) and Thirty-Six Million Seven Hundred Thirty- Four Thousand Sixty-Five dollars ($36,734,065) in total liabilities, were prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods and fairly present the financial position of WINCOM as of March 31, 1996. WINCOM's Financial Statements as of March 31, 1996 were reviewed but not audited by BDO Seidman, L.L.P.

            (e)   No Undisclosed Liabilities.   Except as set forth in
      WINCOM's Financial Statements previously delivered to Buyer and as set forth on Exhibit "D" attached hereto, WINCOM is not aware of any material liabilities for which WINCOM is liable or will become liable in the future.

            (f) Taxes. WINCOM has filed all federal, state, local tax and other returns and reports which were required to be filed with respect to all taxes, levies, imposts, duties, licenses and registration fees, charges or withholdings of every nature whatsoever ("Taxes"), and there exists a substantial basis in law and fact for all positions taken in such reports. No waivers of periods of limitation are in effect with respect to any taxes arising from and attributable to the ownership of properties or operations of the business of WINCOM.

            (g) Properties. WINCOM has good and marketable title to all its material personal property, equipment, processes, patents, copyrights, trademarks, franchises, licenses and other material properties and assets (except for items leased or licensed to WINCOM), including all property reflected in WINCOM's Financial Statements (except for assets reflected therein which have been sold in the normal course of its business where the proceeds from such sale or other disposition have been properly accounted for in the financial statements of WINCOM), in each case free and clear of all material liens, claims and encumbrances of every kind and character, except as set forth in Exhibit "E". The assets and properties owned, operated or leased by WINCOM and used in its business are in good operating condition, reasonable wear and tear excepted, and suitable for the uses for which intended.

            (h) Books and Records. The books and records of WINCOM are complete and correct in all material respects, have been maintained in accordance with good business practices and accurately reflect, in all material respects, the financial condition and results of operations of WINCOM as set forth in WINCOM's Financial Statements.

            (i) Insurance. Exhibit "F" contains an accurate and complete list and brief description of all performance bonds and policies of insurance, including fire and extended coverage, general liability, workers compensation, products liability, property, and other forms of insurance or indemnity bonds held by WINCOM. All policies of insurance are: (1) in full force and effect; (2) are sufficient for compliance by WINCOM with all requirements of law and of all agreements and instruments to which WINCOM is a party; (3) are valid, outstanding and enforceable; (4) provide adequate insurance coverage for the assets, business and operations of WINCOM in amounts at least equal to customary coverage in WINCOM's industry; (5) will remain in full force and effect through the Closing; and (6) will not be affected by, and will not terminate or lapse by reason of, the transactions contemplated by this Agreement.

            (j) Transactions with Certain Persons. Except as disclosed in Exhibit "G", WINCOM has no outstanding material agreement, understanding, contract, lease, commitment, loan or other material arrangement with any officer, director or shareholder of WINCOM or any relative of any such person, or any corporation or other entity in which such person owns a beneficial interest.

            (k) Material Contracts. Except as set forth in Exhibit "H", WINCOM has no purchase, sale, commitment, or other contract, the breach or termination of which would have a materially adverse effect on the business, financial condition, results of operations, assets, liabilities, or prospects of WINCOM.

            (l) Employment Matters. Exhibit "I" contains a list of all WINCOM's officers, their base salaries, accrued vacation pay, sick pay, and severance pay through June 30, 1996. Except as set forth in Exhibit "J", WINCOM is not a party to any employment agreement, or any pension, profit sharing, retirement or other deferred compensation plan or agreement. WINCOM has not incurred any unfunded deficiency or liability within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), has not incurred any liability to the Pension Benefit Guaranty Corporation established under ERISA in connection with any employee benefit plan and has no outstanding obligations or liabilities under any employee benefit plan. WINCOM has not been a party to a "prohibited transaction," as that term is defined in relationship to matters relating to ERISA such that WINCOM would be subject to any tax or penalty. There is no collective bargaining agreement or negotiations therefor, labor grievance or arbitration proceeding against WINCOM pending or threatened, and there are no union organizing activities currently pending or threatened against or involving WINCOM.

            (m) Authorizations. WINCOM as no licenses, permits, approvals and other authorizations from any governmental agencies and any other entities that are materially necessary for the conduct of its business, except as set forth in Exhibit "K" which contains a list of all material licenses, permits, approvals, and other material authorizations, as well as a list of all material copyrights, patents, trademarks, trade names, service marks, franchises, licenses and other material permits, each of which is valid and in full force and effect.

            (n) No Powers of Attorney. WINCOM has no powers of attorney or similar authorizations outstanding.

            (o) Compliance with Laws and Regulations. WINCOM is not in violation of any federal, state, local or other law, ordinance, rule or regulation applicable to its business. Both WINCOM and the Buyer have been apprised by the staff of the Securities and Exchange Commission ("SEC") that the staff has initiated an informal inquiry into certain matters arising out of the review of a Proxy Statement filed by the Buyer, reflecting a proposed merger between WINCOM and the Buyer. Other than the comments made by the staff in the context of presenting its concerns about certain statements that were made to investors in a May 1, 1996 letter to shareholders by representatives of WINCOM and a May 29, 1996 teleconference in which a representative of WINCOM participated, neither WINCOM nor the Buyer have been informed as to the specific matters under review by the staff of the SEC. Otherwise, WINCOM has not received an actual or threatened complaint, citation or notice of violation or investigation from any governmental authority, in each case where such violation would have an adverse effect on WINCOM.

            (p)   Compliance with Environmental Laws.   WINCOM is in
      compliance with all applicable pollution control and environmental laws, rules and regulations in all material respects. WINCOM has no licenses, permits and other authorizations held by WINCOM relative to compliance with environmental laws, rules and regulations.

            (q) No Litigation. There are no actions, suits, claims, complaints or proceedings pending against WINCOM, at law or in equity. Except as noted above in paragraph (o) above, WINCOM is unaware of any actions, suits, claims, or complaints or proceedings before or by any governmental department, commission, court, board, bureau, agency or instrumentality. There are no facts which would provide a valid basis for any such action, suit or proceeding, either by a government agency or by private parties which, if determined adversely to WINCOM, would have a material adverse effect on WINCOM. Additionally, there are no orders, judgments or decrees of any governmental authority outstanding which specifically apply to WINCOM or any of its assets.

            (r) Validity. All material contracts, agreements, leases and licenses to which WINCOM is a party or by which it or any of its material properties or assets are bound or affected, are valid and in full force and effect; and no breach or default exists, or upon the giving of notice or lapse of time, or both, would exist, on the part of WINCOM or by any other party thereto.

            (s) No Adverse Changes. WINCOM knows of no actual or threatened developments that have occurred since June 30, 1996 that have the potential to materially adversely impact upon the financial condition, results of operations, amount of assets, amount of liabilities, or prospects of WINCOM.

            (t) Fees. All negotiations relating to the Basic Agreements and the Transactions have been conducted by WINCOM in such a manner as not to give rise to any valid claim for any finder's fees, brokerage commission, financial advisory fee or related expense or other like payment for which WINCOM or Buyer are or may be liable.

            (u) Full Disclosure. WINCOM has provided to Buyer all information relating to the financial condition, results of operations, amount of assets, amount of liabilities, or prospects of WINCOM. Attached hereto as Exhibit "L" is an Abstract of Material Contracts, Agreements and Memorandum of Understanding, which reflects all contracts, agreements and memorandum of understanding entered into by WINCOM between February 10, 1996 and August 20, 1996.

            (v)   Conversion of Preferred Stock after Closing.   With respect
      to WINCOM's Preferred stock, WINCOM has informed Buyer that after the Closing, Buyer will have the obligation to convert the shares of Series A, Series B, Series C and Series D of WINCOM's Preferred Stockholders into shares of Buyer's common stock as follows:

      (i) Series A Preferred shareholders will receive two (2) shares of WINCOM common stock for each share of Series A stock owned; and (ii) Series B Preferred shareholders will receive one and one-half (1.50) shares of WINCOM common stock for each share of Series B stock owned; and (iii) Series C Preferred shareholders will receive two (2) shares of WINCOM common stock for each share of Series C stock owned; and (iv) Series D Preferred shareholders will receive one and one-half (1.50) shares of WINCOM common stock for each share of Series D stock owned;


      2.2 Representations and Warranties of Seller. Seller represents and warrants to Buyer to the best of its knowledge and belief, with respect to the Shares owned by Seller, as follows:

            (a) Organization. Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business. Seller is qualified and in good standing as a foreign corporation in each jurisdiction where its ownership of property or operation of its business requires qualification, except where the failure to be qualified would not have a material adverse effect on Seller.

            (b) Authority. Seller has full power and lawful authority to execute and deliver the Basic Agreements and to consummate and perform the Transactions contemplated hereby. The Basic Agreements constitute (or shall, upon execution, constitute) valid and legally binding obligations upon Seller, enforceable in accordance with their terms. Neither the execution and delivery of the Basic Agreements by Seller, nor the consummation and performance of the Transactions contemplated thereby, conflicts with, requires the consent, waiver or approval of, results in a breach of, or default under, or gives to others any interest or right of termination, cancellation or acceleration in or with respect to, any material agreement by which Seller is a party or by which a Seller or any of its material properties, or assets are bound or affected.

            (c) Title to the Shares. At the Closing, Seller shall own of record and beneficially the Common Shares of WINCOM, free and clear of all liens, encumbrances, pledges, claims, options, charges and assessments of any nature whatsoever, with full right and lawful authority to transfer the Common Shares to Buyer. Except for certain rights of Seller which shall be waived at Closing, no person has any preemptive rights or rights of first refusal with respect to any of the Shares. There exists no voting agreement, voting trust, or outstanding proxy with respect to any of the Common Shares, except for that certain Shareholders' Agreement dated as of September 5, 1996 by and among Seller, WINCOM and the certain beneficial stockholders of WINCOM. There are no outstanding rights, options, warrants, calls, commitments, or any other agreements of any character, whether oral or written, with respect to the Common Shares.

            (d) Investment Intent. Seller is acquiring the shares of Buyer for its own account, for investment purposes only, and not with a view to the sale or distribution of any part thereof, and Seller has no present intention of selling, granting participation in, or otherwise distributing the same. Seller understands the specific risks related to an investment in the shares of Buyer, especially as it relates to the financial performance of Buyer. Seller has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof, except with respect to that certain Shareholders Agreement dated as of September 5, 1996 discussed above in subsection (c). Seller will hold Buyer's shares of common stock in a manner commensurate with a private offering by Buyer as that term is defined by the Securities and Exchange Commission. Seller will accept an endorsement on the common stock certificates received from Buyer indicating that such stock is not to be transferred for a period of two years from the Closing Date without being registered under applicable provisions of the federal and California securities laws.

      2.3 Representations and Warranties of Buyer. Buyer represents and warrants to Seller, to the best of its knowledge and belief, as follows:

            (a) Organization. Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware. Buyer has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business. Buyer is duly qualified and in good standing as a foreign corporation in each jurisdiction where its ownership of property or operation of its business requires qualification, except where the failure to be qualified would not have a material adverse effect on WINCOM.

            (b) Authorized Capitalization. The authorized capitalization of Buyer consists of Twenty-Five Million (25,000,000) shares of .10 par value Common Stock, of which Eleven Million Seven Hundred Twenty Two Thousand, Four Hundred Sixty Seven (11,722,467) shares have been issued and are outstanding. In addition, Buyer has the obligation pursuant to the Settlement Agreement to issue to an escrow agent a total of two million (2,000,000) shares of its Common Stock (pre-reverse split), in order to secure its obligations under that certain Stipulation and Agreement of Compromise and Settlement entered into among Buyer and certain class-action plaintiffs on June 27, 1996, a copy of which is attached hereto as Exhibit "M" (the "Settlement Agreement"). Buyer's Shares have been duly authorized, validly issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof and were offered, issued, sold and delivered by Buyer in compliance with all applicable state and federal laws. Except as set forth in Exhibit "N" attached hereto, Buyer is not a party to and is not bound by any agreement, contract, arrangement or understanding, whether oral or written, giving any person or entity any interest in, or any right to share, participate in or receive any portion of, Buyer's income, profits or assets, or obligating Buyer to distribute any portion of its income, profits or assets.

            (c) Authority. Buyer has full power and lawful authority to execute and deliver the Basic Agreements and to consummate and perform the Transactions contemplated thereby. The Basic Agreements constitute (or shall, upon execution, constitute) valid and legally binding obligations upon Buyer, enforceable in accordance with their terms. Neither the execution and delivery of the Basic Agreements by Buyer, nor the consummation and performance of the Transactions contemplated thereby, conflicts with, requires the consent, waiver or approval of, results in a breach of or default under, or gives to others any interest or right of termination, cancellation or acceleration in or with respect to, any material agreement by which Buyer is a party or by which Buyer or any of its material properties or assets are bound or affected.

            (d) Investment Intent. Buyer is acquiring the Shares for its own account, for investment purposes only, and not with a view to the sale or distribution of any part thereof, and Buyer has no present intention of selling, granting participation in, or otherwise distributing the same. Buyer understands the specific risks related to an investment in the Shares, especially as it relates to the financial performance of WINCOM.

            (e) Buyer's Financial Statements. Buyer's Financial Statements as presented on SEC Form 10-QSB for the period ended June 30, 1996, are complete, were prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods and fairly present the financial position of Buyer as of June 30, 1996.

            (f) No Undisclosed Liabilities. Except as set forth in Buyer's Financial Statements previously delivered to WINCOM, which includes a detailed discussion of the Settlement Agreement, Buyer is not aware of any material liabilities for which it is liable or will become liable in the future.

            (g) Material Contracts. Buyer has no purchase, sale, commitment, or other contract, the breach or termination of which would have a materially adverse effect on the business, financial condition, results of operations, assets, liabilities, or prospects of Buyer.
      Buyer has provided to Seller all information relating to the financial condition, results of operations, amount of assets, amount of liabilities, or future prospects of Buyer. Attached hereto as Exhibit "O" is an Abstract of Material Contracts and Agreements, which reflects all contracts or agreements entered into by Buyer subsequent to June 30, 1996

            (h) No Litigation. Except as set forth in Buyer's Financial Statements which includes a detailed discussion of the Settlement Agreement, there are no actions, suits, claims, complaints or proceedings pending against Buyer, at law or in equity, or before or by any governmental department, commission, court, board, bureau, agency or instrumentality; and there are no facts which would provide a valid basis for any such action, suit or proceeding, which, if determined adversely to WINCOM, would have a material adverse effect on WINCOM.

            (i) Employment Matters. Exhibit "P" contains a list of all officers, their base salaries, accrued vacation pay, sick pay, and severance pay through June 30, 1996. Except as set forth in Exhibit "Q", Buyer is not a party to any employment agreement, or any pension, profit sharing, retirement or other deferred compensation plan or agreement. Buyer has not incurred any unfunded deficiency or liability within the meaning of the Employee Retirement Income Security Act of 1974 ("ERISA"), has not incurred any liability to the Pension Benefit Guaranty Corporation established under ERISA in connection with any employee benefit plan and has no outstanding obligations or liabilities under any employee benefit plan. Buyer has not been a party to a "prohibited transaction", which would subject Buyer to any tax or penalty. There is no collective bargaining agreement or negotiations therefor, labor grievance or arbitration proceeding against Buyer pending, and to the knowledge of Buyer, there are no union organizing activities pending against or involving Buyer.

            (j) Compliance with Laws and Regulations. Buyer is not in violation of any federal, state, local or other law, ordinance, rule or regulation applicable to its business, and has not received any actual or threatened complaint, citation or notice of violation or investigation from any governmental authority, in each case where such violation would have a material adverse effect on WINCOM, except with respect to an informal inquiry by the SEC into certain statements made by parties unrelated to Buyer orally and in writing concerning the SEC review process of Buyer's Preliminary Proxy Statement filed with the SEC on March 28, 1996. In addition, to the best of its knowledge, Buyer is not aware of any rules or regulations of the SEC which would require the SEC's approval or review of this Agreement prior to its execution by the parties hereto.

            (k) Validity. All material contracts, agreements, leases and licenses to which Buyer is a party or by which it or any of its material properties or assets are bound or affected, are valid and in full force and effect; and no breach or default exists, or upon the giving of notice or lapse of time, or both, would exist, on the part of Buyer or by any other party thereto, including, but not limited to the Settlement Agreement.

            (l) No Adverse Changes. Buyer knows of no actual or threatened developments that have occurred since June 30, 1996 that have the potential to materially adversely impact upon the financial condition, results of operations, amount of assets, amount of liabilities, or prospects of Buyer.

            (m) Application to Nasdaq. Pursuant to the terms of the respective agreements with Proton Global Asset Management Limited and GFL Advantage Fund (the "Investors"), Buyer has applied to the Nasdaq Stock Market, requesting that certain restricted shares of the Buyer issuable upon conversion of certain a promissory note to be issued to the Investors, be listed, together with Buyer's outstanding share of common stock, with the Nasdaq SmallCap Market or Nasdaq National Market exchanges.

            (n) Balance Sheet. A true, correct and complete balance sheet of Buyer as of August 31, 1996, prepared in accordance with generally accepted accounting principles, is attached hereto. This balance sheet is the most recent balance sheet of Buyer prepared on a routine basis by management and accurately and fairly presents the financial condition of Buyer as of its date. Management of Buyer routinely prepares balance sheets on a monthly basis. The total assets of Buyer reflected therein are less than $10 million and no filing with the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 is required.


                                     III.

                                   COVENANTS

      3.1 Covenants of WINCOM. WINCOM covenants and agrees that from the date hereof to the Closing, it will perform the following acts:

            (a) Ordinary Course of Business. WINCOM will operate its business only in the ordinary course of business and will use its best efforts to preserve WINCOM's business, organization, goodwill and relationships with persons having business dealings with WINCOM.

            (b) Maintain Properties. WINCOM will maintain all of its properties in good working order, repair and condition (reasonable wear and use excepted) and will take all steps reasonably necessary to maintain in full force and effect its patents, trademarks, service marks, trade names, brand names, copyrights and other intangible assets.

            (c) Compensation. WINCOM will not (1) enter into or alter any employment agreements; (2) grant any increase in compensation other than normal merit increases consistent with WINCOM's general prevailing practices to any officer or employee; or (3) enter into or alter any labor or collective bargaining agreement or any bonus or other employee fringe benefit.

            (d) No Indebtedness. WINCOM will not create, incur, assume, guarantee or otherwise become liable with respect to any obligation for borrowed money, indebtedness, capitalized lease or similar obligation, except in the ordinary course of business consistent with past practices, where the entire net proceeds thereof are deposited with and used by and in connection with the business of WINCOM.

            (e) Maintain Books. WINCOM will maintain its books, accounts and records in the usual, regular ordinary and sound business manner and in accordance with generally accepted accounting principles applied on a basis consistent with past practices.

            (f) No Amendments. WINCOM will not amend its corporate charter or bylaws (or similar documents) without the prior written consent of Buyer and WINCOM will maintain its corporate existence, licenses, permits, powers and rights in full force and effect.

            (g) Taxes and Accounting Matters. WINCOM will file when due all federal, state and local tax returns and reports which shall be accurate and complete, including but not limited to income, franchise, excise, ad valorem, and other taxes with respect to its business and properties, and to pay as they become due all taxes or assessments, except for taxes for which adequate reserves are established and which are being contested in good faith by appropriate proceedings. WINCOM will not change its accounting methods or practices or any depreciation, amortization or inventory valuation policies or practices.

            (h) No Disposition or Encumbrance. Except in the ordinary course of business consistent with past practices, WINCOM will not (1) dispose of or encumber any of its properties and assets, (2) discharge or satisfy any lien or encumbrance or pay any obligation or liability (fixed or contingent) except for previously scheduled repayment of debt,
      (3) cancel or compromise any debt or claim, (4) transfer or grant any rights under any concessions, leases, licenses, agreements, patents, inventions, proprietary technology or process, trademarks, service marks or copyrights, or with respect to any know-how, or (5) enter into or modify in any material respect or terminate any existing license, lease, or contract.

            (i) Insurance. WINCOM will maintain in effect all its current insurance policies.

            (j) No Securities Issuances. WINCOM will not issue any shares of any class of capital stock, or enter into any contract, option, warrant or right calling for the issuance of any such shares of capital stock, or create or issue any securities convertible into any securities of WINCOM.

            (k) No Dividends. WINCOM will not declare, set aside or pay any dividends or other distributions of any nature whatsoever.

            (l) Contracts. WINCOM will not enter into or assume any contract, agreement, obligation, lease, license, or commitment except in the ordinary course of business consistent with past practices or as contemplated by this Agreement.

            (m) No Breach. WINCOM will not do any act or omit to do any act which would cause a breach of any of its material contracts, commitments or obligations.

            (n) Due Compliance. WINCOM will comply with all laws, regulations, rules and ordinances applicable to it and to the conduct of its business, the violation of which would have a material adverse effect on WINCOM.

            (o) No Waivers of Rights. WINCOM will not amend, terminate or waive any material right whether or not in the ordinary course of business.

            (p) Capital Commitments. WINCOM will not make or commit to make any material capital expenditure, capital addition or capital improvement.

            (q) No Related Party Transactions. WINCOM will not make any loans to, or enter into any transaction, agreement, arrangement or understanding of any material nature with any of its officers, directors or employees.

            (r) Notice of Change. WINCOM will promptly advise Buyer in writing of any material adverse change, or the occurrence of any event which involves any substantial possibility of a material adverse change, in its business, financial condition, results of operations, assets, liabilities or prospects.

            (s) Consents. WINCOM will use its best good faith efforts to obtain the consent or approval of each person or entity whose consent or approval is required for the consummation of the Transactions contemplated hereby and to do all things necessary to consummate the Transactions contemplated by the Basic Agreements.

      3.2 Covenants of Buyer. Buyer covenants and agrees to perform the following acts until (except in the case of subsection (h) which will remain an ongoing obligation of Buyer) representatives of WINCO constitute a majority of the Board of Directors of Buyer:

            (a) No Indebtedness. Buyer will not create, incur, assume, guarantee or otherwise become liable with respect to any obligation for borrowed money, indebtedness, capitalized lease or similar obligation, except in the ordinary course of business consistent with past practices, where the entire net proceeds thereof are deposited with and used by and in connection with the business of Buyer and except for the Convertible Notes issued by the Buyer to each of GFL Advantage Fund Limited ("GFL") in an aggregate principal amount of $4,000,000 and Proton Global Asset Management Limited ("Proton") in an aggregate principal amount of $2,000,000 (the two convertible notes are hereinafter referred to as the "Notes").

            (b) No Amendments. Buyer will not amend its corporate charter or bylaws (or similar documents) without the prior consent of WINCOM (except as described above in Section 1.3(b) and Buyer will maintain its corporate existence, licenses, permits, powers and rights in full force and effect.

            (c) No Securities Issuances. Buyer, without the prior consent of Seller, will not issue any shares of any class of capital stock, or enter into any contract, option, warrant or right calling for the issuance of any such shares of capital stock, or create or issue any securities convertible into any securities of Buyer, except for the transactions contemplated herein and except in connection with any conversion of the Notes..

            (d) No Dividends. Buyer will not declare, set aside or pay any dividends or other distributions of any nature whatsoever.

            (e) Contracts. Buyer will not enter into or assume any contract, agreement, obligation, lease, license, or commitment except in the ordinary course of business consistent with past practices or as contemplated by this Agreement or to amend those certain Note Purchase Agreements dated as of June 28, 1996 between the Company and each of GFL and Proton.

            (f) Capital Commitments. Buyer will not make or commit to make any material capital expenditure, capital addition or capital improvement.

            (g) Notice of Change. Buyer will promptly advise WINCOM in writing of any material adverse change, or the occurrence of any event which involves any substantial possibility of a material adverse change, in its business, financial condition, results of operations, assets, liabilities or prospects.

            (h) Consents. Buyer will use its best good faith efforts to obtain the consent or approval of each person or entity whose consent or approval is required for the consummation of the Transactions contemplated hereby, including the exchange offer referred to in the recitals hereof, and to do all things necessary to consummate the Transactions contemplated by the Basic Agreements.

            (i) Board of WINCOM. Buyer shall not change the members of the board of directors of WINCOM without the consent of Seller.


                                      IV.

                          CONDITIONS PRECEDENT TO THE
                         OBLIGATIONS OF BUYER TO CLOSE

      The obligation of Buyer to close the Transactions contemplated hereby is subject to the fulfillment by WINCOM and Seller prior to Closing of each of the following conditions, which may be waived in whole or in part by Buyer:

      4.1 Compliance with Representations, Warranties and Covenants. The representations and warranties of WINCOM and Seller contained in this Agreement shall have been true and correct when made and shall be true and correct as of the Closing with the same force and effect as if made at the Closing. WINCOM and Seller shall have performed all agreements, covenants and conditions required to be performed by WINCOM and Seller prior to the Closing.

      4.2 No Adverse Change. Subsequent to the date hereof and prior to the Closing, there shall have been no event which has had or may have a material adverse effect upon the business, financial condition, results of operation, assets, liabilities or prospects of WINCOM.

      4.3 No Legal Proceedings. No suit, action or other legal or administrative proceeding before any court or other governmental agency shall be pending or threatened seeking to enjoin the consummation of the Transactions contemplated hereby.

      4.4 Documents to be Delivered by WINCOM and Seller. WINCOM and Seller shall have delivered the following documents:

            (a) Stock certificates representing all of the Shares, duly endorsed to Buyer and in blank or accompanied by duly executed stock powers, copies of which are attached as Exhibit "B".

            (b) A copy of (i) the Articles of Incorporation of WINCOM, as amended to date, certified as correct by WINCOM; and (ii) the Bylaws of WINCOM certified as correct by WINCOM; and (iii) a certificate from the Delaware Secretary of State, to the effect that WINCOM is in good standing and has paid all franchise taxes in such state, all as attached hereto as Exhibit "R";

            (c) All agreements referred to in paragraph 1.4 above, executed by all parties thereto other than Buyer.

            (d) All corporate and other records of or applicable to WINCOM including but not limited to, current and up-to-date minute books, stock transfer books and registers, books of accounts, leases and material contracts.

            (e) Such other documents or certificates as shall be reasonably required by Buyer or its counsel in order to close and consummate this Agreement.


                                      V.

                          CONDITIONS PRECEDENT TO THE
                   OBLIGATIONS OF WINCOM AND SELLER TO CLOSE

      The obligation of WINCOM and Seller to close the Transactions is subject to the fulfillment prior to Closing of each of the following conditions, any of which may be waived in whole or in part by WINCOM and Seller:

      5.1 Compliance with Representations, Warranties and Covenants. The representations and warranties made by Buyer in this Agreement shall have been true and correct when made and shall be true and correct in all material respects at the Closing with the same force and effect as if made at the Closing, and Buyer shall have performed all agreements, covenants and conditions required to be performed by Buyer prior to the Closing.

      5.2 No Legal Proceedings. No suit, action or other legal or administrative proceedings before any court or other governmental agency shall be pending or threatened seeking to enjoin the consummation of the Transactions contemplated hereby.

      5.3 Other Agreements. All parties other than Seller and WINCOM shall have executed and delivered the Basic Agreements.

      5.4 Payments. Seller shall have received from Buyer a total of 13,000,000 shares of Buyer's common stock (pre-reverse split) , issued at the Closing by Buyer pursuant to all the Basic Agreements.


                                      VI.

                      MODIFICATION, WAIVERS, TERMINATION
                                 AND EXPENSES

      6.1 Modification. Buyer, WINCOM and Seller may amend, modify or supplement this Agreement in any manner as they may mutually agree in writing.

      6.2 Waivers. Buyer, WINCOM and Seller may in writing extend the time for or waive compliance by the other with any of the covenants or conditions of the other contained herein.

      6.3 Termination and Abandonment. This Agreement may be terminated and the purchase of the Shares may be abandoned before the Closing:

            (a)   By the mutual consent of Seller, WINCOM and Buyer;

            (b) By Buyer should the representations and warranties of WINCOM and the Seller, as set forth herein, are not accurate in all material respects or if the conditions precedent set forth in Article IV not be satisfied in all material respects; and

            (c) By WINCOM or Seller, if the representations and warranties of Buyer as set forth herein are not accurate in all material respects or the conditions precedent as set forth in Article V shall not have been satisfied in all material respects.

      Termination shall be effective on the date of receipt of written notice specifying the reasons therefor.


                                     VII.

                                 MISCELLANEOUS

      7.1 Representations and Warranties to Survive. Unless otherwise provided, all of the representations and warranties contained in this Agreement and in any certificate, exhibit or other document delivered pursuant to this Agreement shall survive the Closing for a period of two (2) years, except that the representations and warranties of WINCOM shall terminate at the Closing. No investigation made by any party hereto or their representatives shall constitute a waiver of any representation or warranty, and no such representation or warranty shall be merged into the Closing.

      7.2 Binding Effect of the Basic Agreements. The Basic Agreements and the certificates and other instruments delivered by or on behalf of the parties pursuant thereto constitute the entire agreement between the parties. The terms and conditions of the Basic Agreements shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successor and assigns of the parties hereto. Nothing in the Basic Agreements, expressed or implied, confers any rights or remedies upon any party other than the parties hereto and their respective heirs, legal representatives and assigns.

      7.3 Applicable Law. The Basic Agreements are made pursuant to, and will be construed under, the laws of the State of Delaware.

      7.4 Compliance with Regulations. To the best of the knowledge of all parties, they are not aware of any rules or regulations of the SEC or any federal, state or local regulatory agency that prohibits the execution of this Agreement and that to the best of their knowledge, this Agreement is in compliance with all federal, state, or local law, rules and regulations.

      7.5 Notices. All notices, requests, demands and other communications hereunder shall be in writing and will be deemed to have been duly given when delivered or mailed, first class postage prepaid:

            (a)   If to Seller, to:

                        WINCO Corp.
                        ATTN: Brett O'Keefe, President
                        1875 Century Park East, Suite 930
                        Los Angeles, California   90067
                        Telephone:        (310) 557-1875
                        Fax:              (310) 556-1875

                  With copies to:

                        Bethel & Nicastro, P.C.
                        ATTN:  Pamela J. Bethel, Esq.
                        2023 L Street, N.W.
                        Suite 300
                        Washington, D.C.  20036
                        Telephone:        (202) 293-3700
                        Fax:              (202) 293-7359

            (b)   If to Buyer, to:

                        Struthers Industries, Inc.
                        ATTN:  G. David Gordon, Acting President
                        100 West 5th, Suite 601
                        Tulsa, Oklahoma   74103
                        Telephone:        (918) 582-1788
                        Fax:        (918) 582-1774

                  With copies to:

                        Klenda, Gordon & Getchell, P.C.
                        ATTN:  David Gordon, Esq.
                        610 ONEOK Plaza
                        100 West Fifth Street
                        Tulsa, Oklahoma  74103
                        Telephone:        (918) 587-9191
                        Fax:        (918) 587-0054

            (c)   If to WINCOM, to:

                        WINCOM CORP.
                        ATTN:  Raoul L. Carroll, Chairman
                              and Chief Executive Officer
                        1875 Century Park East, Suite 930
                        Los Angeles, Calfornia 90067
                        Telephone:        (310) 557-1875
                        Fax:              (310) 556-1875


                  With copies to:

                        Fulbright & Jaworski L.L.P.
                        ATTN:  Paul S. Blencowe, Esq.
                        865 S. Figueroa Street, Suite 2900
                        Los Angeles, California  90017
                        Telephone:  (213) 892-9200
                        Fax:              (213) 680-4518

      These addresses may be changed from time to time by written notice to the other parties.

      7.6 Headings. The headings contained in this Agreement are for reference only and will not affect in any way the meaning or interpretation of this Agreement.

      7.7 Counterparts. This Agreement may be executed in counterparts, each of which will be deemed an original and all of which together will constitute one instrument.

      7.8 Severability. If any one or more of the provisions of this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable under applicable law this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. The remaining provisions of this Agreement shall be given effect to the maximum extent then permitted by law.

      7.9 Forbearance; Waiver. Failure to pursue any legal or equitable remedy or right available to a party shall not constitute a waiver of such right, nor shall any such forbearance, failure or actual waiver imply or constitute waiver of subsequent default or breach.

      7.10 Attorneys' Fees and Expenses. The prevailing party in any legal proceeding based upon this Agreement shall be entitled to reasonable attorneys' fees and expenses and court costs.

      7.11 Expenses. Each party shall pay all fees and expenses incurred by it incident to this Agreement and in connection with the consummation of all transactions contemplated by this Agreement. However, should either party choose to terminate this Agreement under Section 6.3(a), that party initiating the termination shall be responsible for all legal fees and other expenses incurred in connection with the preparation of this Agreement.

      7.12 Exhibits. All of the Exhibits to this Agreement are incorporated herein in the places referenced in this Agreement as if fully set forth herein.

      7.13  Mutual Releases.   Each member of the Board of Directors of both
WINCO Corp. and Buyer, and for their respective successors and assigns, do hereby release and forever discharge each member of the Board of Directors of the other corporation and their respective successors and assigns from any and all personal liability, claims and demands, whatsoever, whether known or unknown, which relates to or arises out of this Agreement. For the same consideration, it is understood that this is not an admission of fault on the part of the parties released herein.

      7.14 Integration. This Agreement and all documents and instruments executed pursuant hereto merge and integrate all prior agreements and representations respecting the Transactions, whether written or oral, and constitute the sole agreement of the parties in connection therewith. This Agreement has been negotiated by and submitted to the scrutiny of both Seller and Buyer and their counsel and shall be given a fair and reasonable interpretation in accordance with the words hereof, without consideration or weight being given to its having been drafted by either party hereto or its counsel.

      IN WITNESS WHEREOF, the undersigned parties hereto have duly executed this Agreement on the date first written above.


                              "BUYER"

                              STRUTHERS INDUSTRIES, INC.


                              By:__________________________________
                                    G. David Gordon, President


                              "WINCOM"

                              WINCOM CORP.


                              By:__________________________________
                                    Raoul L. Carroll, Chairman
                                    and Chief Executive Officer


                              "SELLER"

                              WINCO CORP.


                              By:__________________________________
                                    William A. Shea, Jr., Co-Chairman
                                    and Chief Executive Officer

                                 EXHIBIT LIST


Exhibit                 Reference               Item

 A                1.3(b)         Proxy
 A-1                1.4(a)    Letters of Resignation of Board of Directors of
                                 Buyer
  B                 1.4(b)    Stock Certificates of Shares Common Stock of
                                 Company
  C                 2.1(b)    List of Existing Agreements Obligating WINCOM to
                                 Issue Common Stock
  D                 2.1(e)    Liabilities of WINCOM
  E                 2.1(g)    Liens, Claims and Encumbrances on Property of
                                 WINCOM
  F                 2.1(i)    Insurance of WINCOM
  G                 2.1(j)    Transactions of WINCOM with Officers, Directors
  H                 2.1(k)    Material Contracts of WINCOM
  I                 2.1(l)    Employees, Salaries and Benefits of WINCOM
  J                 2.1(l)    Employment, Pension or Retirement Agreements of
                                 WINCOM
  K                 2.1(m)    Licenses and Permits of WINCOM
  L                 2.1(u)    Abstract of Recent Material Contracts of WINCOM
  M                 2.3(b)    Buyer's Settlement Agreement
  N                 2.3(b)    List of Existing Agreements Obligating Buyer to
                                 Distribute Assets, Income or Profits
  O                 2.3(g)    Abstract of Recent Material Contracts of Buyer
  P                 2.3(i)    Employees, Salaries and Benefits of Buyer
  Q                 2.3(i)    Employment, Pension or Retirement Agreements of
                                 Buyer
  R                 4.4(b)    Certificate of Company and Bylaws; Delaware
                                 Franchise Tax Certificate

                                   EXHIBIT N



      List of Existing Agreements Obligating Struthers Industries, Inc. to Distribute Assets, Income or Profits:


                                     NONE